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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.   2  )*

RedEnvelope, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
75733R 60 1 (CUSIP Number)
Scott Galloway 42 W. 15th Street, #2 New York, NY 10011 (917) 567-2841
With a copy to:
Stuart G. Stein, Esq. Hogan & Hartson L.L.P. 555 13th Street, N.W. Washington, D.C. 22201 (202) 637-8575
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 14, 2004 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

        This Amendment No. 2 amends (a) the Schedule 13D filed on June 30, 2004 (the "Initial Schedule 13D") by Scott Galloway, R. Ian Chaplin, Martin McClanan and Michael L. Meyer (the "Reporting Persons") relating to the common stock, par value $0.01 per share (the "Common Stock") of RedEnvelope, Inc. (the "Issuer"), and (b) Amendment No. 1 to the Initial Schedule 13D, filed by the Reporting Persons on July 12, 2004. Capitalized terms used in this Amendment No. 2 without definition have the meanings given to them in the Initial Schedule 13D.

Item 4. Purpose of Transaction.

        Item 4 is supplemented as follows:

        The Reporting Persons previously reported that based on the lack of response from the Issuer's Board of Directors, they believed that they were left with no option but to propose an alternate slate of nominees for election as directors of the Issuer at the Issuer's upcoming 2004 annual meeting of stockholders. Following that report, Mr. Galloway was invited to make his proposal to the Board of Directors. Mr. Michael Moritz, Chairman of the Board of the Issuer, specifically requested on behalf of the Issuer that the Reporting Persons disclose in their public filings that Mr. Galloway was given such an opportunity.

        In light of the fact that the Nominating Committee had not identified any new Board candidates, and consistent with the concerns previously expressed by Mr. Galloway, he proposed that the Board of Directors establish a new Nominating Committee to consider new director candidates with relevant business and professional experience and appoint a Management Assessment Committee, with the charge to review the performance of the current management team and report to the Board of Directors on any recommendations for changes.

        As reflected by the preliminary proxy materials filed by the Issuer on July 14, 2004, the Board of Directors rejected Mr. Galloway's proposal, and instead is proposing to shrink the size of the Board and re-elect only the current members of the Board, excluding Mr. Galloway. Accordingly, on July 14, 2004, Mr. Galloway submitted to the Issuer an advance notice of his intent to nominate eight persons to be elected as directors, and a related proposal to fix the Board at eight members.

        In order to provide information regarding these nominees to the stockholders, the Reporting Persons filed today with the Securities and Exchange Commission a preliminary Proxy Statement on Schedule 14A. The Reporting Persons anticipate distributing the definitive Proxy Statement to the stockholders of the Issuer as soon as possible following clearance of its Proxy Statement by the Securities and Exchange Commission.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        Item 6 is supplemented as follows:

        Mr. McClanan currently holds options to purchase 52,714 shares of Issuer Common Stock at an exercise price of $5.855.

        Mr. Galloway granted options to purchase shares of Issuer preferred stock, which converted into options to purchase an aggregate of 40,424 shares of Issuer Common Stock upon the closing of Issuer's initial public offering, to various employees of Prophet Brand Strategy, Inc. In addition, Mr. Galloway granted a warrant to Mr. Gregory Shove to purchase shares of Issuer preferred stock, which also converted into a warrant to purchase 13,577 shares of Issuer common stock upon the closing of the initial public offering. As of July 12, 2004, Mr. Shove had 2,903 shares available for purchase under the warrant at an exercise price of $1.1968 per share. As of July 12, 2004, there were outstanding options to purchase an aggregate of 1,067 shares at an exercise price of $1.5223 per share.

        Mr. Chaplin granted options to purchase shares of Issuer preferred stock, which converted into options to purchase an aggregate of 40,424 shares of Issuer Common Stock upon the closing of Issuer's initial public offering, to various employees of Prophet Brand Strategy, Inc. In addition, Mr. Chaplin granted a warrant to Mr. Shove to purchase shares of Issuer preferred stock, which also converted into a warrant to purchase 13,577 shares of Issuer common stock upon the closing of the initial public offering. As of July 12, 2004, Mr. Shove had 2,903 shares available for purchase under the warrant at an exercise price of $1.1968 per share. As of July 12, 2004, there were outstanding options to purchase an aggregate of 2,134 shares at an exercise price of $1.5223 per share.

Item 7. Material to Be Filed as Exhibits.

        The following additional exhibits are filed herewith:

1.
Power of Attorney, dated July 16, 2004, relating to Messrs. Chaplin, McClanan and Meyer (included on signature page).

SIGNATURE AND POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each person whose signatures appears below constitutes and appoints Scott Galloway his true and lawful attorney-in-fact and agent, with full power and substitution and resubstitution, for him or in his name, place and stead, in any and all capacities to sign any and all amendments to the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on June 30, 2004, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney is valid as of its execution, until its withdrawal.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 16, 2004

/s/ SCOTT GALLOWAY Scott Galloway
/s/ R. IAN CHAPLIN R. Ian Chaplin
/s/ MARTIN MCCLANAN Martin McClanan
/s/ MICHAEL L. MEYER Michael L. Meyer

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  Item 4. Purpose of Transaction.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
  Item 7. Material to Be Filed as Exhibits.
SIGNATURE AND POWER OF ATTORNEY